Issuer Free Writing Prospectus

Filed under Rule 433

Registration Statement No. 333-254703

Pricing Term Sheet

Merck & Co., Inc.

December 7, 2021

1.700% Notes due 2027

1.900% Notes due 2028

2.150% Notes due 2031

2.750% Notes due 2051

2.900% Notes due 2061

Unless otherwise indicated, terms used but not defined herein have the meanings assigned to such terms in the preliminary prospectus supplement dated December 7, 2021 (the “Preliminary Prospectus Supplement”).

Expected Ratings of the Notes:*	A1 (negative) Moody’s / A+ (stable) S&P

Trade Date:	December 7, 2021

Settlement Date:**	December 10, 2021 (T+3)

Use of Proceeds:

We intend to use the net proceeds of the offering of the 2027 Notes, 2031 Notes, 2051 Notes and 2061 Notes for general corporate purposes, including without limitation the repayment of outstanding commercial paper borrowings (including commercial paper borrowings in connection with our acquisition of Acceleron), and other indebtedness with upcoming maturities.

We intend to allocate an amount equal to the net proceeds of the 2028 Notes to finance or refinance, in whole or in part, existing or new Eligible Projects. Please see “Use of Proceeds” in the Preliminary Prospectus Supplement for more information.

Joint Book-Running Managers:	BofA Securities, Inc., Barclays Capital Inc., Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., Goldman Sachs & Co. LLC

Senior Co-Managers:	BNP Paribas Securities Corp., Citigroup Global Markets Inc.

Co-Managers:	HSBC Securities (USA) Inc., Mizuho Securities USA LLC, Morgan Stanley & Co. LLC, Santander Investment Securities Inc., BBVA Securities Inc., DNB Markets, Inc., ING Financial Markets LLC, SG Americas Securities, LLC, Standard Chartered Bank, SMBC Nikko Securities America, Inc., U.S. Bancorp Investments, Inc., Wells Fargo Securities, LLC, Academy Securities, Inc., AmeriVet Securities, Inc., CastleOak Securities, L.P., C.L. King & Associates, Inc., Great Pacific Securities, MFR Securities, Inc., Penserra Securities LLC, Siebert Williams Shank & Co., LLC

Title:	1.700% Notes due 2027	1.900% Notes due 2028	2.150% Notes due 2031	2.750% Notes due 2051	2.900% Notes due 2061

Size:	$1,500,000,000	$1,000,000,000	$2,000,000,000	$2,000,000,000	$1,500,000,000

Maturity Date:	June 10, 2027	December 10, 2028	December 10, 2031	December 10, 2051	December 10, 2061

Interest Payment Dates:	June 10 and December 10, commencing June 10, 2022	June 10 and December 10, commencing June 10, 2022	June 10 and December 10, commencing June 10, 2022	June 10 and December 10, commencing June 10, 2022	June 10 and December 10, commencing June 10, 2022

Coupon:	1.700%	1.900%	2.150%	2.750%	2.900%

Benchmark Treasury:	UST 1.250% due November 30, 2026	UST 1.500% due November 30, 2028	UST 1.375% due November 15, 2031	UST 2.000% due August 15, 2051	UST 2.000% due August 15, 2051

Treasury Yield:	1.258%	1.427%	1.473%	1.812%	1.812%

Spread to Benchmark Treasury:	T+45 bps	T+50 bps	T+70 bps	T+95 bps	T+110 bps

Yield to Maturity:	1.708%	1.927%	2.173%	2.762%	2.912%

Price to Public:	99.958%	99.824%	99.794%	99.756%	99.718%

Underwriting Discount:	35 bps	40 bps	45 bps	80 bps	80 bps

Make-Whole Call:	We may, at our option, redeem some or all of the 2027 Notes, 2028 Notes, 2031 Notes, 2051 Notes or 2061 Notes prior to the applicable Par Call Date at any time or from time to time, at a redemption price equal to the greater of (i) 100% of the principal amount of the notes to be redeemed or (ii) the sum of the present values of the Remaining Scheduled Payments discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at a rate equal to the Reinvestment Rate plus 10 basis points with respect to the 2027 Notes, the Reinvestment Rate plus 10 basis points with respect to the 2028 Notes, the Reinvestment Rate plus 15 basis points with respect to the 2031 Notes, the Reinvestment Rate plus 15 basis points with respect to the 2051 Notes and the Reinvestment Rate plus 20 basis points with respect to the 2061 Notes, plus, in each case, any interest accrued but not paid to the date of redemption.

Par Call:

We may redeem the 2027 Notes, 2028 Notes, 2031 Notes, 2051 Notes or 2061 Notes, on or after the applicable Par Call Date, in whole, or from time to time in part, at a redemption price equal to 100% of the principal amount of the 2027 Notes, 2028 Notes, 2031 Notes, 2051 Notes or 2061 Notes, plus any interest accrued but not paid to the date of redemption.

The term “Par Call Date” means May 10, 2027, the date that is one month prior to the maturity of the 2027 Notes, October 10, 2028, the date that is two months prior to the maturity of the 2028 Notes, September 10, 2031, the date that is three months prior to the maturity of the 2031 Notes, June 10, 2051, the date that is six months prior to the maturity of the 2051 Notes and June 10, 2061, the date that is six months prior to the maturity of the 2061 Notes.

CUSIP:	58933Y BC8	58933Y BD6	58933Y BE4	58933Y BF1	58933Y BG9

ISIN:	US58933YBC84	US58933YBD67	US58933YBE41	US58933YBF16	US58933YBG98

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**Note: We expect to deliver the notes against payment therefor on the third business day following the Trade Date (such settlement being referred to as “T+3”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to the second business day before delivery will be required, by virtue of the fact that the notes initially will settle in T+3, to specify alternative settlement arrangements to prevent a failed settlement and should consult their own advisors.

The issuer has filed a preliminary prospectus supplement and registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the prospectus in that registration statement, and other documents the issuer has filed with the SEC and that are incorporated by reference into the preliminary prospectus supplement for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, Barclays Capital Inc. toll-free at 1-888-603-5847, Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037, Deutsche Bank Securities Inc. toll-free at 1-800-503-4611 or Goldman Sachs & Co. LLC toll-free at 1-866-471-2526. This pricing term sheet supplements the preliminary prospectus supplement issued by Merck & Co., Inc. on December 7, 2021 relating to its prospectus dated March 25, 2021.